Exhibit 99.1

Constellium posts Annual General Meeting Materials

Amsterdam, May 30, 2019 – Constellium N.V. (NYSE: CSTM) (the “Company”) today announced that the invitation and other documents for the Company’s Annual General Meeting of Shareholders to be held on June 27, 2019, at 17:00 CET (11:00 AM EDT) at the offices of Stibbe, Beethovenplein 10, 1077 WM Amsterdam, the Netherlands, will be posted on its website (www.constellium.com) and are available free of charge at the offices, attention Corporate Secretary.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including automotive, aerospace and packaging. Constellium generated €5.7 billion of revenue in 2018.

www.constellium.com